Exhibit 99.1

For Immediate Release

Byline Bancorp Announces Agreement to Acquire First Evanston Bancorp

Highlights

•	Expands Byline’s footprint into attractive Evanston market with significant scale and #2 market share

•	Strengthens and further diversifies Byline’s commercial banking business

•	Continues Byline’s focus on high quality, low-cost core deposits

•	Creates the largest community bank in Chicago with assets under $10 billion

•	Byline’s first acquisition since initial public offering

Chicago, IL and Evanston, IL, November 27, 2017 — Byline Bancorp, Inc. (NYSE: BY) (the “Company” or “Byline”) and First Evanston Bancorp, Inc. (“First Evanston”) today jointly announced that they have entered into a definitive agreement which provides for the acquisition by Byline of First Evanston in a cash and stock transaction valued at approximately $169 million.

The transaction will result in Chicago’s largest community bank with assets under $10 billion. The combined organization will have approximately $4.4 billion in assets, $3.1 billion in loans and $3.5 billion in deposits, with 66 convenient branches across the Chicago market.

First Evanston Bancorp, Inc., the parent company of First Bank & Trust, is headquartered in Evanston, Illinois and has total assets of $1.1 billion, total loans of $892 million and total deposits of $994 million as of September 30, 2017. Serving its communities for over 20 years, First Evanston offers commercial, retail, mortgage banking and wealth management services. First Evanston has 10 convenient locations mostly along Chicago’s North Shore suburbs, including three locations in Evanston, Illinois, home of Northwestern University.

Upon completion of the transaction, the company will operate under the Byline Bank name and brand. The partnership will continue to deliver the convenience and high level of service that Byline and First Evanston customers expect.

“The acquisition of First Evanston is an exciting milestone for Byline”, explained Alberto Paracchini, President and Chief Executive Officer of Byline. “We look forward to welcoming First Evanston’s customers and employees to the Byline family. First Evanston adds significant strength, both in terms of clients and talent, to our commercial banking business, allows us to expand our footprint into attractive Chicagoland markets and further solidifies our strong core deposit base. We remain focused on driving growth and profitability and we believe the acquisition of First Evanston will accelerate our trajectory toward being a high performing financial institution.”

Robert Yohanan, Chairman and Chief Executive Officer of First Evanston, said, “The combination of Byline and First Evanston will create one of the premier community banks serving the Chicago area. We believe our customers will be well served by being a part of a larger community bank offering greater convenience and a broader selection of products and services, while still providing the high level of customer service they have always enjoyed at First Evanston.”

Transaction Details

Under the terms of the definitive agreement, at the closing of the transaction each share of First Evanston’s common stock will be converted into the right to receive 3.994 shares of Byline common stock and an amount in cash equal to $27.0 million divided by the number of outstanding shares of First Evanston common stock as of the closing date. Based upon the closing price of Byline’s common stock of $19.73 on November 24, 2017, this represents a fully diluted transaction value of approximately $169 million.

Byline currently estimates pre-tax expense reductions associated with the transaction will be approximately 29% of First Evanston’s expense base. Byline expects the transaction to be accretive to earnings per share in 2018 and 14.5% accretive in 2019, with an expected tangible book value per share dilution earn-back period of approximately 3.3 years using the “cross-over” method.

The transaction has been approved unanimously by each company’s board of directors and is expected to close during the first half of 2018. Closing of the transaction is subject to regulatory approvals, the approval of First Evanston’s and Byline’s shareholders, and the satisfaction of certain other closing conditions.

Keefe, Bruyette & Woods, A Stifel Company served as financial advisor to Byline, and Vedder Price P.C. served as Byline’s legal advisor. Piper Jaffray & Co. served as financial advisor to First Evanston, and Wachtell, Lipton, Rosen & Katz served as First Evanston’s legal advisor.

Conference Call, Webcast and Presentation

Byline will host a conference call and webcast at 9:00 a.m. Central Time on Tuesday, November 28, 2017, to discuss this transaction. The call can be accessed via telephone at 888-317-6016. A recorded replay can be accessed through December 12, 2017 by calling 877-344-7529, conference ID: 10114623.

A slide presentation relating to the transaction and the webcast of the conference call can be accessed on the “News and Events” page of Byline’s website at www.bylinebancorp.com.

About Byline Bancorp, Inc.

Headquartered in Chicago, Byline Bancorp, Inc. is the parent company for Byline Bank, a full service commercial bank serving small- and medium-sized businesses, financial sponsors, and consumers. Byline Bank has approximately $3.3 billion in assets and operates more than 50 full service branch locations throughout the Chicago and Milwaukee metropolitan areas. Byline Bank offers a broad range of commercial and retail banking products and services including small ticket equipment leasing solutions and is one of the top 10 Small Business Administration lenders in the United States.

About First Evanston Bancorp, Inc.

First Evanston Bancorp, Inc. is a financial services and bank holding company headquartered in Evanston, Illinois, with assets in excess of $1.1 billion. Through its operating subsidiary, First Bank & Trust, First Evanston Bancorp engages in community and commercial banking and wealth management services. First Bank & Trust operates 10 bank locations throughout the north and west Chicagoland area. First Bank & Trust is known for its community roots, its highly personalized service and as one of Chicagoland’s premier commercial banking institutions. For more information, visit www.firstbt.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Byline and First Evanston. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Byline’s and First Evanston’s management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this press release speak only as of the date they are made, and neither Byline nor First Evanston undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Byline and First Evanston to control or predict, could cause actual results to differ materially from those in such forward-looking statements. These factors include, among others: (1) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (2) the risk that integration of Byline’s and First Evanston’s operations will be materially delayed or will be more costly or difficult than expected; (3) the failure of the proposed transaction to close on the expected timeline or at all; (4) the effect of the announcement of the transaction on customer relationships and operating results; (5) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, and (6) other risks detailed from time to time in filings made by Byline with the SEC. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning factors that could materially affect Byline’s financial results are included in Byline’s filings with the SEC. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information

The information included herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. Byline will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of Byline and First Evanston, which also will constitute a prospectus of Byline, that will be sent to the stockholders of Byline and the shareholders of First Evanston. INVESTORS, STOCKHOLDERS OF BYLINE AND SHAREHOLDERS OF FIRST EVANSTON ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT BYLINE, FIRST EVANSTON AND THE PROPOSED TRANSACTION. When filed, the joint proxy statement/prospectus and other documents relating to the proposed transaction filed by Byline with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Byline’s website at www.bylinebancorp.com under the tab “About Us- Investor Relations.” Alternatively, these documents, when available, can be obtained free of charge from Byline upon written request to Byline Bancorp,

Inc., Attn: Corporate Secretary, 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601, or by calling (773) 244-7000, or from First Evanston upon written request to First Evanston Bancorp, Inc., Attn: Corporate Secretary, 820 Church Street, Evanston, Illinois 60201 or by calling (847) 733-7400.

Participants in this Transaction

Byline, First Evanston, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Byline’s stockholders and First Evanston’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Byline may be found in the prospectus of Byline relating to its initial public offering of common stock filed with the SEC on July 3, 2017, a copy of which can be obtained free of charge from Byline or from the SEC’s website as indicated above. In addition, information about the directors and executive officers of Byline and First Evanston and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.

CONTACTS:

For Byline:

Investors:	Media:
Allyson Pooley/Tony Rossi	Erin O’Neill
Financial Profiles, Inc.	Director of Marketing
IRBY@bylinebank.com	Byline Bank
773-475-2901
eoneill@bylinebank.com

For First Evanston:

Investors:	Media:
Howard Kain 847-733-7400	Michael Yohanan 847-733-7400